PERKINS OIL & GAS INC.
                            1445 Marpole Avenue #409
                              Vancouver, BC V6H 1S5
                             Telephone (604)733-5055
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                                                                     May 9, 2013

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:  Perkins Oil & Gas Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 8, 2013
     File No. 333-186286

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated May 1, 2013 we have the following reply.

Form S-1

1.   We have provided the disclosure required by Subpart 1200 of Regulation S-K.

Risk Factors, page 7

We will incur ongoing costs and expenses..., page 13

2. Since December 31, 2012 the Company's president, Mr. Page, has purchased additional stock for $7,500 and made a loan to the Company of $4,500. Although not legally obligated to do so, Mr. Page may make additional loans as needed.

Requirements or conditions for retention of lease, page 20

3. During the transcribing of the lease for filing, the words "and as long thereafter" were inadvertently left out. We have corrected the copy and have re-filed it herewith.

Plan of Operation, page 29

4. We have revised the discussion to include any material changes for the three and six month periods ended 12/31/13 and also the reason for the decrease in revenues from one quarter to the next.

Financial Statements

5. A consent letter from the auditor for the interim period is filed herewith as Exhibit 23.3.

Note 10 - Subsequent Events, page F-22

6.   We have corrected Note 10.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

     The Company further acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ J. Michael Page
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J. Michael Page
C.E.O & Director

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